
<ARTICLE> 5

<PERIOD-TYPE>                   9-MOS
<FISCAL-YEAR-END>                          DEC-31-1996
<PERIOD-END>                               SEP-30-1996
<CASH>                                    $     20,008
<SECURITIES>                                         0
<RECEIVABLES>                                   64,750
<ALLOWANCES>                                         0
<INVENTORY>                                          0
<CURRENT-ASSETS>                                84,758
<PP&E>                                       3,750,940<F2><F12><F3><F13><F9>
                                                      <F14><F15>
<DEPRECIATION>                               1,135,212
<TOTAL-ASSETS>                               2,709,780<F2><F12>
<CURRENT-LIABILITIES>                          498,751
<BONDS>                                              0
<PREFERRED-MANDATORY>                                0
<PREFERRED>                                        215
<COMMON>                                        40,555
<OTHER-SE>                                   2,170,259
<TOTAL-LIABILITY-AND-EQUITY>                 2,709,780
<SALES>                                         62,282
<TOTAL-REVENUES>                                96,032
<CGS>                                          112,284
<TOTAL-COSTS>                                  326,782
<OTHER-EXPENSES>                                     0
<LOSS-PROVISION>                                     0
<INTEREST-EXPENSE>                              22,093
<INCOME-PRETAX>                               (252,843)
<INCOME-TAX>                                         0
<INCOME-CONTINUING>                           (252,843)
<DISCONTINUED>                                       0
<EXTRAORDINARY>                                      0
<CHANGES>                                            0
<NET-INCOME>                                  (252,843)
<EPS-PRIMARY>                                    (0.06)<F1>
<EPS-DILUTED>                                        0<F1>

<F2>NOTE 2-RELATED PARTY TRANSACTIONS
    Hill Investors, Inc. ("Hill"), an affiliate of Mr. Ling, has entered into a three year management consulting agreement with the Company whereby Hill provides certain management consulting services, receiving therefor a monthly fee of $7,500. In the event of the death or disability of Mr. Ling or a reorganization of the Company occurs during the term of the agreement, the agreement shall automatically terminate (in the case of Mr. Ling's death or disability) or, in the case of a reorganization, the agreement may be termined at Mr. Ling's option. Upon any such termination for the foregoing reasons such payments shall continue for a period of 36 months from the date of such termination. Mr. Ling presently devotes the majority of his working time and efforts to the business and affairs of the Company and expects to continue doing so for the foreseeable future. Under the terms of the agreement, the Company is obligated to provide to Hill suitable office facilities and to reimburse it for expenses incurred in connection with Hill's or Mr. Ling's services to the Company including without limitation the cost of providing an automobile and health and life insurance for Mr. Ling. Pursuant to the agreement, Hill is obligated to certain covenantts of confidentiality and non-competition and is entitled to receive the benefits of indemnification against damages and cost of defense of litigation or claims resulting from certain acts in the course of performance of its or Mr. Ling's management duties as provided for in the Company's by-laws. Hill provided consulting services at a cost of $60,000 in 1995 and $82,850 in 1994.

   Contemporaneously with the formation of the Company in October 1992, Hill was issued 1,750,000 shares of the Company's common stock (the "Shares") in consideration for Hill's: (i) assignment to the Company of its working interest in the Smith Well in Holmes County, Mississippi; (ii) causing other unaffiliated persons who owned substantially all of the remaining working interest in the Smith Well to assign their interests in the well to the Company
<F12>NOTE 2-Continued....
in consideration for Hill's transfer to them of a total of 236,422 of the Shares; and, (iii) making available to the Company the opportunity to enter into the farmout agreement which had been negotiated by Hill with Richmond Petroleum Inc., under which the Company subsequently earned its interest in the Richmond acreage. Of the Shares assigned by Hill to owners of interests in the Smith Well, 29,400 shares were transferred to Clyde Skeen Business Consultants, Inc., the majority of the stock of which is owned by Clyde E. Skeen, Secretary, Treasurer and a Director of the Company. Additionally, for services rendered in the formation of the Company, Hill assigned to three persons a total of 87,500 of the Shares, including 50,000 shares to Clyde Skeen Business Consultants, Inc. Clyde Skeen Business Consultants, Inc. provided consulting services at a cost of $21,000 in 1995 and $36,000 in 1994.

    As a result of the Texoil transaction described in Note 3 below, the Company now owns approximately 23 percent of Texoil Energy Limited's common stock and 100 percent of the 6% preferred stock. If the 6% preferred stock were converted into Texoil common stock, Empiric would own approximately 34 percent of Texoil's outstanding common stock. The Company has no plans to convert the preferred stock into common stock. In addition, the Present of the Company is now a director of Texoil.

   As explained in Note 6 below, on December 31, 1995, senior secured notes totaling $267,520 were issued to two stockholders.
<F3>NOTE 3-ACQUISITION AND SALE OF OIL AND GAS PROPERTIES
   In 1992, the Company acquired undivided interests in a producing well located in Mississippi. Current production from this well is being retained by the operator of the well to offset costs it incurred in a major reworking program. Upon receipt of full payment and satisfaction of this obligation, future revenue will revert to Empiric. This property has been recorded at its fair market value of $1.6 million. This value was based on the discounted value of estimated reserves of the property less a provision for all claims and encumbrances which may be assessed against the property as estimated by management. The estimated reserves were determined in an independent appraisal by outside professional engineers. In exchange for this property and other valuable assets, including the opportunity to acquire the working interests in the Panhandle property and for obtaining the initial financing to form the company, 1.75 million shares of stock and $125,000 in convertible senior notes were issued.

    In 1993, the Company acquired an additional 28.5% undivided interest in property in the Texas Panhandle. This additional interest was acquired for the assumption of the debts of the former operator (balances still owed to these vendors are included in vendors payable on the balance sheet) and included a substantial amount of supplies. The amount of the debts assumed plus other expenditures related to the transaction totaled approximately $450,000. Part of this additional interest in the property was sold shortly thereafter for $450,000. The supplies were used on the Company's projects in the Panhandle.

   Also in 1993, the Company acquired a lease on the property known as the "Brent Ranch" for $100,000. This transaction is discussed further in Note 9.

   Pursuant to an agreement dated March 23, 1995, between the Company and Texoil Energy, Ltd. (Texoil), a Canadian corporation, Texoil acquired one-half
<F13>NOTE 3-Continued....
of the Company's interest in approximately 9,300 acres of oil and casinghead gas leases in Moore and Potter Counties, Texas, including the 7,000 acres on the Brent Ranch, and 225,000 shares of the Company's common stock. In consideration, the Company received $128,750 cash and a $121,250 note due in August 1995, 1,000,000 shares of Texoil Common stock and $750,000 principal amount of 6% preferred stock, convertible into 750,000 shares of Texoil Common Stock. Under the terms of the agreement, acreage at a total estimated cost of approximately $2,000,000. The proceeds of the $121,250 note and the proceeds of the private placement will be used to fund the Company's obligations under the Texoil Agreement. Texoil will pay two-thirds of the drilling and testing costs and will share the completion costs equally with the Company. No work is presently being conducted under this agreement due to pending litigation which is discussed in Note 9.

    On December 21, 1995, the Company entered into an agreement with Lyon Operating Co., Inc. for the purchase of an undivided 72% of the leasehold or working interest in approximately 1,223 acres of land situated in Clay and Jack Counties, Texas. For this interest the Company paid $30,000 cash, a promissory note for $35,000 with interest at 8% payable on or before March 21, 1996, and 20,000 shares of the Company's stock.
<F9>NOTE 9-LEGAL PROCEEDINGS
   The lessors of the Brent Ranch filed a lawsuit in the District Court of Moore County, Texas, on July 19, 1995, against Empiric for damages and termination of the Oil and Casinghead Gas Lease between the parties dated October 7, 1993, as amended. Plaintiffs allege that the Company breached the terms of the lease by: (i) failing to plug and abandon six wells on the lease drilled by others; (ii) failing to pay liquidated damage payments by July 15, 1995, for four wells that were required to be drilled by June 22, 1995, but were not drilled; (iii) breach of implied covenants and expressed covenants in the lease to reasonably develop the lease; and, (iv) failing to make minimum royalty payments due under the lease. Plaintiffs seek damages, termination of the lease, court costs, attorney's fees and interest.

    The Company received service of process on July 25, 1995, and based on initial discussions with counsel, believes that the activities undertaken by it, or on its behalf by the operator, with respect to the four wells including staking the drillsite, signing a drilling contract, obtaining permits from the Texas Railroad Commission, contracting for surface preparation, completion of geological studies and other activities intended in good faith to result in completion of drilling these wells constitutes commencement of drilling as required by the lease. Management intends to vigorously defend the lawsuit. With respect to the claim for damages for failure to plug and abandon the six wells, Management believes that any damages would be minimal. The contractor who has agreed to plug the wells has been paid and is scheduled to complete the work by August 30, 1995. As a safeguard, the Company has a bid from a second contractor to plug the wells at a cost of $21,000. In either case, the Company is entitled to the usable equipment recovered from the wells.

    On September 8, 1995, the Plaintiffs filed a motion seeking partial summary judgment on only the alleged breach of contract issue, i.e., liability and
<F14>NOTE 9-Continued....
damages resulting from the Company's alleged failure to commence the four required wells, to plug the six inactive wells drilled by others, and to remove surface equipment and debris from portions of the property by certain specified agreed dates. The Company responded to such motion alleging that its activities prior to the agreed deadline date were sufficient to consitute commencement of the wells. Additionally, the Company challenged the amount of damages asserted by the Plaintiffs for alleged falure to plug the inactive wells and the alleged extent of and asserted damages resulting from failure to perform the cleanup work.

    On October 31, 1995, the Court determined that the Company failed to commence the four required wells by the stated deadline and, as a result, the Company is liable to the lessors in the amount of $200,000. The Court further determined that the Company failed to plug the six inactive wells, although the amount of damages resulting from such failure ($66,000 asserted by the Plaintiffs, and inconsequential as asserted by the Company) are to be determined on trial of the case on its merits. The Court further decided the Plaintiffs are entitled to reasonable attorneys' fees from the suit, the amount of which will be determined at trial. Finally, the Court refused to find the Company liable for any cleanup work other than with regard to the six inactive wells.

   The company intends to appeal the Court's granting of the $200,000 damages for alleged failure to timely commence the four wells.

   On February 1, 1996, the Company executed a Compromise and Settlement Agreement which is being circulated for signature by the numerous Plaintiffs. It is scheduled for closing on February 29, 1996, but it cannot be determined whether it will be closed on that time or under the terms in the agreement.
<F15>NOTE 9-Continued....
The major terms of the agreement are: the Company will release ALL interests in the Brent Ranch; the Company will pay $25,000 cash at closing; the Company will complete plugging and site cleanup of the six "inactive wells" drilled by others; and, the suit will be dismissed and mutual global releases will be signed.
<F1>NOTE 1-EARNINGS PER SHARE
    Primary earnings per share amounts are computed based on the weighted average number of shares actually outstanding plus the shares that would be outstanding assuming conversion of the senior convertible notes payables which are considered to be common stock equivalents. Net loss has been adjusted for interest expense (net of tax) on the convertible debt. The number of shares used in the computations were 3,933,019 in 1995 and 3,734,186 in 1994. Fully diluted earnings per share amounts are not presented because they are not materally dilutive.

